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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____)

Consolidated Water Co. Ltd.
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

G23773107
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[     ]  Rule 13d-1(b)

[ X ]  Rule 13d-1(c)

[     ]  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G23773107

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Javelin Opportunities LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [   ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 129,700 6. Shared Voting Power N/A 7. Sole Dispositive Power 129,700 8. Shared Dispositive Power N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person
129,700

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [  ]

11. Percent of Class Represented by Amount in Row (11)
2.3%

12. Type of Reporting Person (See Instructions)
PN

CUSIP No. G23773107

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Javelin Opportunities Offshore, Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [   ]
(b) [X]

3. SEC Use Only

4. Citizenship or Place of Organization
Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 160,500 6. Shared Voting Power N/A 7. Sole Dispositive Power 160,500 8. Shared Dispositive Power N/A

9. Aggregate Amount Beneficially Owned by Each Reporting Person
160,500

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (11)
2.8%

12. Type of Reporting Person (See Instructions)
CO

Item 1.

(a) Name of Issuer:

Consolidated Water Co. Ltd.

(b) Address of Issuer’s Principal Executive Offices:

Trafalgar Place, West Bay Road, P.O. Box 1114 GT, Grand Cayman, B.W.I.

Item 2.

(a) Name of Persons Filing:

Javelin Opportunities LP
Javelin Opportunities Fund Offshore, Ltd.

(b) Address of Principal Business Office:

7674 W. Lake Mead Blvd., Suite 230, Las Vegas, NV 89128

(c) Citizenship:

Delaware
Cayman Islands

(d) Title of Class of Securities:

Ordinary Shares, CI$ 1.00 par value

(e) CUSIP Number:

G23773107

Item 3. If this statement is filed pursuant to 17 C.F.R. 240.13d-1(b) or 17 C.F.R. 240.13d-2(b) or (c), check 3. whether the person filing is a:

N/A

(a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)  [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)  [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)  [ ] An investment adviser in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(E);

(f)  [ ] An employee benefit plan or endowment fund in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(F);

(g)  [ ] A parent holding company or control person in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(G);

(h)  [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)  [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)  [ ] Group, in accordance with 17 C.F.R. 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)  Amount beneficially owned:

    Javelin Opportunities LP—129,700;
    Javelin Opportunities Offshore, Ltd—160,500.

(b)  Percent of class:

Javelin Opportunities LP—2.3%;
Javelin Opportunities Offshore, Ltd.—2.8%.

(c) Number of shares as to which the person has:

(i)  Sole power to vote or to direct the vote:

Javelin Opportunities LP—129,700;
Javelin Opportunities Offshore, Ltd.—160,500.

(ii) Shared power to vote or to direct the vote:

N/A.

(iii) Sole power to dispose or to direct the disposition of:

Javelin Opportunities LP—129,700;
Javelin Opportunities Offshore, Ltd.—160,500.

(iv) Shared power to dispose or to direct the disposition of:

N/A.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JAVELIN OPPORTUNITIES LP

Date: July 28, 2004

By: /s/ Thomas C. Barrow

Thomas C. Barrow

Managing Member of the GP

JAVELIN OPPORTUNITIES FUND

OFFSHORE, LTD.

Date: July 28, 2004

By: /s/ Thomas C. Barrow

Thomas C. Barrow

President

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)